UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS LIMITED TWC.V

Media Release April 7, 2003

TWC ANNOUNCES RETIREMENT OF CHAIRMAN

SYDNEY, AUSTRALIA - Trade Wind Communications Limited (TWC.V) (the "Company") announces the retirement of Mr. Nick Bird as Chairman and Director of the Company.

Mr. Frank Favretto an existing non-executive Director has taken over as Chairman.

Mr. Favretto is a Chartered Accountant with 20 years experience in the investment banking industry. He was a director and vice-president of Bankers Trust Australia from 1984 to 1992, where he gained in-depth experience in corporate finance and project management.

Mr. Favretto has been involved with the Trade Wind Group since 1996, is a major shareholder in Trade Wind Communications Limited and was appointed as a non-executive Director of the Company on June 16, 1999.

For the Board of Directors

/s/ Mal Hemmerling

Mal Hemmerling

Managing Director and CEO

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, and unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSX:TWC.V and TRDWF. OTC BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email, print & post and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic messaging communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on Toronto Stock Exchange (TSX) and trades under the symbol "TWC.V" and registered on the NASDAQ OTC BB/Pink sheets under the symbol "TRDWF".

For more information please contact TWC - Mal Hemmerling, Sydney, Australia, (61 2) 9250 8888

Web site http://www.tradewind.com.au.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: April 8, 2003

/s/ Mal Hemmerling
_____________________________
Mal Hemmerling
Managing Director & CEO